EXHIBIT 4.29

CORPORATE & INVESTMENT BANKING - Energy and Commodities

AEGEAN MARINE PETROLEUM SA

UNCOMMITTED DEMAND TRADE FINANCE BORROWING BASE FACILITY AGREEMENT

USD 100 MILLION

SUMMARY OF TERMS AND CONDITIONS GOVERNED BY THE GENERAL CONDITIONS RELATING TO TRADE FINANCE BETWEEN BNP PARIBAS AND CUSTOMERS AND THE VARIOUS SECURITY DOCUMENTS SIGNED ON ...

BNP Paribas's General Conditions Related to Trade Finance entered into between BNP Paribas and the Borrower on November 19th, 2009 (the "General Conditions") shall to the fullest extent possible apply mutatis mutandis to this Agreement (this "Agreement"), the Borrower, the Guarantor and the transactions contemplated herein.

In case of any conflict between the terms and conditions of the General Conditions and those of this Agreement, the terms and conditions of this Agreement shall prevail.

Borrower	Aegean Marine Petroleum SA, a limited liability company incorporated under the laws of Liberia, having its registered office at 80, Broad Street, Monrovia, Liberia ("Aegean") or (the "Borrower").

Guarantor
Aegean Marine Petroleum Network Inc, a limited liability company incorporated under the laws of Marshall Islands, having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, 1V11-1 96960, Marshall Islands (the "Guarantor").

Lending Bank	BNP Paribas, Paris (the "Bank" or "BNP Paribas").

Facility Type	Uncommitted Demand Trade Finance Borrowing Base Secured Facility (the "Facility") Borrowing Base and Short Term Storage Secured Facility

"Uncommitted" means that the decision to make available any Accommodation (as defined hereinafter) shall be made by BNP Paribas in its absolute and sole discretion and irrespective of whether or not the Borrowers is in compliance with any guidelines set forth in this Agreement. "Secured" means that any Accommodation to be secured by pledged assets as described under paragraph Security / Collateral

Facility Maximum Amount	The total maximum amount available to the Borrower under the Facility shall be USD 100,000,000 (One Hundred Million United States Dollars) (the "Facility Maximum Amount").

Validity
The Facility shall be available on an uncommitted basis, upon satisfaction of all Conditions Precedent from the later of the signing date of the Agreement and the date upon which the Bank has confirmed that it has received Credit and Compliance Committee approval (as notified in writing by the Bank to the Borrower) until 2nd November 2010 (the "Termination Date") and subject to the Bank's normal credit review procedures.

CORPORATE & INVESTMENT BANKING - Energy and Commodities

Availability	The Facility shall be available for :

●
The issuance of Stand-by Letters of Credit ("SBLC" or "SBLCs") and Documentary Letters of Credit ("L/C" or "LCs") payable at sight or on a deferred payment basis. The maximum tenor of such LCs shall be limited to 90 days.

●
The financing, through overdraft (each an "Overdraft") or short term advances (each a "Fixed Term Advance"), of negative cash flow arising from the payment of the Commodities either under an LC or in open account and of any costs, related to its trading and marketing activity.

Any LC, SBLC, Overdraft and Fixed Term Advance, may be referred to as "Accommodation" and collectively as "Accommodations". Any Accommodation shall be secured by the Securities described under paragraph Security / Collateral.

Purpose / Modus Operandi / Covenants	To finance the day to day purchases of petroleum products necessary for Aegean's bunkering and trading activity, for the supply of products to its portfolio of clients.

These needs include the opening of SBLCs and/or LCs in favour of suppliers, and/or the payment of pods, relayed by the financing of Aegean's day to day working capital needs, pending the collection of its normal trade receivables.

Borrowing Base:

Modus Operandi:

The aggregate amount available for any Accommodation under the Facility at any time shall be the lower of the (i) Facility Maximum Amount (as reduced from time to time by Accommodations disbursed or to be disbursed hereunder) and the (ii) Borrowing Base Available Amount (as defined below)

The borrowing base available amount (the "Borrowing Base Available Amount") shall be equal to the aggregate expressed in US Dollars equivalent of the following assets:
	1.	90% of the Eligible Receivables, and
	2.	100% of the portion of the cash collateral amount beyond 5% of the overall Facility utilisation, and,
3.
75% of the marked-to-market value of the Fuel Oil and Gas Oil (The "Products"), stored or to be stored in a storage facility acceptable to the Bank and pledged in favour of the Bank for a net maximum amount of USD 20,000,000;

It is hereby agreed that until such time (i) that the Borrower and the Bank shall have entered into the General Pledge of Goods (as defined in the section "Legal documentation") and (ii) the Products are effectively pledged in favour of the Bank pursuant to a pledge agreement or charge governed by the laws of the country in which the Products are stored or to be stored and which is valid, binding and enforceable against the Borrower, in form and substance acceptable to the Bank, the value of the Products shall not be included in the calculation of the Borrowing Base Available Amount.

Should the need be, for and after the opening of SBL/Cs and L/Cs only, the capacity to have a USD 1,500,000 shortfall of collateral (the "Transitory Sub-limit") to be cured within ten calendar days after the SBLC/LC issuance as evidenced by the customer by means of receivables payment schedule and undertaking, accepted by and assigned in favour of the Bank, as declared by the Borrower to the Bank.

CORPORATE & INVESTMENT BANKING - Energy and Commodities

The maximum credit terms given to any individual counterparty shall be 45 days from delivery of the products. Inventories will only be financed up to 30 days from the date such inventories are delivered to the storage facility. The Products in transit / to be stored will only be financed up to 10 calendar days from the Bill of Lading date.

"Receivable" means any trade receivable, book debt or other payment obligation due to the Borrower under any commercial transaction from the counterparty to such transaction (a "Counterparty").

A Receivable will become an Eligible Receivable if it is a receivable:

a. which is a bona fide, existing, legally binding, enforceable and irrevocable obligation of any buyer

b. which is freely assignable (or if not assignable without the consent of the buyer, such consent has been obtained to the satisfaction of the Bank);

c.  which is not subject to any (i) security, (ii) interest of any other person (other than the Borrower) under any conditional sale agreement or title retention or reservation agreement (or any arrangement having substantially the same economic effect as any conditional sale agreement or title retention or reservation agreement) or possessory claims;

d. in respect of which there exists no agreement between the Borrower and such buyer for set-off or for abatement or otherwise whereby the amount of such receivable may be reduced;

e. in respect of which the Borrower is not in breach of its obligations to such Buyer under the terms of the relevant commercial transaction;

f. which is not subject to any dispute or claim whatsoever (whether justifiable or not);

Each Eligible Receivable shall be validly assigned to the Bank under the Deed of Assignment or any other security agreement duly perfected. Any assigned Eligible Receivable which has not been paid at the Bank's counters within a maximum of 10 days from its due date shall be automatically excluded from any calculation of the Borrowing Base Available Amount.

The total amount of assigned Eligible Receivables in respect of any Counterparty shall not exceed the net amount of USD 2,500,000 (the "Eligible Limit") at any given time, unless payment of any such Eligible Receivable is made by way of payment instrument acceptable to BNP Paribas (with such acceptance by BNP Paribas evidenced in writing) including but not limited to: export documentary letters of credit and/or export stand-by letters of credit and/or export bank guarantees and/or purchase confirmation/payment undertakings issued by Counterparties acceptable to BNP Paribas. It is understood and agreed that this is for guidance only and may be reviewed from time to time by the Bank to be in line with the perceived credit risk at a given moment. On a case by case basis, BNP Paribas and the Borrower may agree that the Borrower may assign Eligible Receivables in excess of the Eligible Limit. Any such agreement shall be evidenced in writing between the parties.

The Bank may notify directly, from time to time, a Counterparty that the Borrower has assigned by way of security any Eligible Receivable owed by such Counterparty in favour of the Bank, and shall request its acknowledgement as to the amounts due and such Counterparty's undertaking to pay such amounts to the Bank or, at the discretion of the Bank, to the account of

CORPORATE & INVESTMENT BANKING - Energy and Commodities

the Borrower with the Bank. The Bank agrees to inform the Borrower of its intention to notify a Counterparty before any such notification is made.

Repayment	The Borrower shall repay on demand each Overdraft made available to it hereunder.

The Borrower shall repay each Fixed Term Advance on the earlier of (i) the maturity date agreed between the Bank and the Borrower at the time of such Fixed Term Advance and (ii) the Termination Date.

The Borrower shall immediately prepay an amount equal to any amount by which the aggregate amount outstanding of the Accommodations exceeds the Facility Maximum Amount at any time.

All amounts then outstanding under this Agreement shall be repaid in full on the Termination Date.

The Borrower hereby irrevocably authorises the Bank to debit account n° 340I4D in the Borrower's name held with the Bank by an amount equal to any amount due to the Bank pursuant to this Agreement.

In the event the repayment date of any LC or SBLC extends beyond the Termination Date and this Facility is not renewed, the Borrower shall, on the Termination Date, pay into an account designated by the Bank an amount corresponding to the sums outstanding related to such LC or SBLC or repay any such outstanding in relation to such LC or SBLC.

Borrowing Base Fees	SBLC Opening Fee: 0.25 % per indivisible quarter calculated on the maximum amount of the SBLC or payment in cancellation of such SBLC
L/C Opening Fee: 0.125 % per indivisible quarter calculated on the maximum amount of the LC or payment in the frame of such LC.
Open Account Payments Fee: 0.075% flat on payment amount.
SBLC or L/C Negotiation Fee: Flat USD 1,000 per Accommodation.
Transfer fee : USD 50 flat per payment
LC Advising fee : USD 750 flat
Amendment fee : USD 200 flat per amendment

Facility Management Fees	0.10% per annum calculated on the Maximum Facility Amount, payable quarterly in arrears
Fixed Term Advance Rate	The aggregate of :
● The Bank's Cost of Funds, and
● the Margin.

Interest is payable at maturity of such Fixed Term Advance.

The Bank's Cost of Funds shall mean the percentage rate per annum (rounded upwards to four decimal places) determined by the Bank at its discretion, on a case by case basis, to be its cost of funding the Fixed Term Advance from whatever source it may select, and for a period comparable to the tenor of the Fixed Term Advance on a case by case basis and in consideration of the tenor of the Fixed Term Advance.

Overdraft rate	The aggregate of :
● The BNP Paribas overnight rate for US Dollars,
● And the Margin.

CORPORATE & INVESTMENT BANKING - Energy and Commodities

Margin	2 % per annum.

Tenor	90 days

Security/Collateral
Any Accommodation shall be secured by assets being a combination of first ranking security in respect of cash and floating (through the issuance of bills of lading endorsed to the order of the Bank) and in-land inventories, assigned proceeds of insurance policies (and BNP Paribas being named as loss payee on cargo insurance policies) and any other collateral that may be accepted by the Bank in order to finance any Accommodation under the Facility.

In addition, pursuant to a cash collateral agreement subject to French law to be entered into by the Bank and the Borrower (the "Cash Collateral Agreement"), the Borrower shall provide at all times cash collateral (gage-espéces) of USD 5,000,000 in favour of the Bank

Legal documentation	1 - This Agreement duly executed;

2- BNP Paribas' General Conditions Relating to Trade Finance, along with Annexes, including, but not limited to :
> General Letter of Instructions.
> Current Account Agreement.
> Pledge of Balance of Account.
> Deed of Assignment
> Power of Attorney
> Subrogation receipt

Notwithstanding Clause IX of the General Conditions, the parties agree that the Borrower shall have no obligation to execute and provide BNP Paribas with the General Pledge of Goods Agreement in the form set out in Annex 6 of the General Conditions (the "General Pledge of Goods").

3. Cash collateral Agreement subject to French law in form and substance satisfactory to BNP Paribas duly executed.

4- First Demand Guarantee subject to French law to be issued by the Guarantor in favour of the Bank in a form satisfactory to the Bank (the "First Demand Guarantee");

The Deed of Assignment, the Pledge of Balance of Account and the Cash Collateral Agreement are collectively defined as the "Security Documents".

The General Conditions and the Security Documents are collectively defined as the "Finance Documents".

Financial Covenants	The Borrower shall at all times comply with the following ratio based on its annual audited consolidated accounts and quarterly combined statements:

- Minimum Net Equity Base shall not be less than USD 80 Million

The Guarantor shall at all times comply with the following ratio based on its annual audited consolidated accounts and quarterly combined statements and undertakings:

CORPORATE & INVESTMENT BANKING - Energy and Commodities

- The listing of the Guarantor at the New York Stock Exchange shall be maintained at all times
- Net Equity Base shall not be less than USD 180 Million
- Minimum current ratio shall be 1.15 with a minimum working capital need of USD 50 Million

Events of Default
Each of the events or circumstances expressed to be "Events of Default" under Clause X of the General Conditions and any reference to "Finance Documents" shall be deemed to include this Agreement and any other document referred to herein;

Notwithstanding the contents of Clause X of the General Conditions,

No Event of Default will occur if (i) the aggregate amount of any indebtedness or any payment or performance obligation owed by the Borrower, the Guarantors or any of their subsidiary to a third party falling within paragraph (iii) of Clause X of the General Conditions is less than USD 100,000 (or its equivalent in any other currency or currencies).

Transaction Guidelines	Transaction documentation
The Borrower shall provide the Bank with all relevant purchase contracts and their subsequent amendment for each Accommodation.
At the Bank's request, the Borrower shall provide the Bank with its invoices to its clients and assigned in favor of the Bank, and/or its sale contracts.
The Borrower shall provide the Bank with a copy of its relevant cargo marine, insurance policy and extensions if any, and evidence that the Bank is named loss payee under such insurance policies.

Transaction Information

At the Bank's request, the Borrower shall provide the Bank with all details concerning the status of the transaction financed and subject to Accommodation. Such information should include shipping dates, loading range, purchase value, price and freight payment.

At the Bank's request, the Borrower shall provide the Bank with information on financial statements of the buyers if available.

Storage Information Documentation
At the Bank's request, but at least on a weekly basis, the Borrower shall provide the Bank with a weekly storage position evidencing the Products remaining in storage.

Borrowing Base Information

The Borrower shall provide the Bank with a Borrowing Base Report (the "BBR") detailing the Eligible Receivables. For each category of Eligible Receivables, the Borrower should indicate the amount of past due Eligible Receivables to be excluded from the BBR calculation. The BBR shall be provided at the Bank's request but at least on a weekly basis.

All Eligible Receivables shall be payable to the Borrower's account with the Bank.
Insurance Certificate should state that the Bank is loss payee under the Borrower's cargo marine.

Conditions precedent
The Facility shall at all times remain uncommitted with no obligation upon the Bank whatsoever to make funds available to the Borrower. Any Accommodation which -the Bank decides in its sole discretion to make available to the Borrower shall be subject to the conditions precedent, including, but not limited to:

CORPORATE & INVESTMENT BANKING - Energy and Commodities

	●	The Borrower and the Guarantor's constitutional documents : By-laws, Statutes, certificate of incorporation, trade licence etc;
	●	This Agreement duly executed by the Borrower, the Guarantor and the Bank;
	●	Borrower's Board Resolution authorizing the signature and performance by the Borrower of the Finance Documents and giving powers to relevant signatories (as defined hereunder);
	●	The Guarantor's board resolutions authorizing the signature by the Guarantor of the First Demand Guarantee and giving powers to relevant signatories
●
Legal opinion and certificate of good standing in connection with the Guarantor from a law firm of good repute in the relevant country of incorporation of the relevant Guarantor and confirming (i) the enforceability and validity of the First Demand Guarantee signed by the Guarantor and (ii) the corporate power and authority of such Guarantor to execute and perform the First Demand Guarantee .

	●	Satisfactory completion of due diligence on the Borrower and Guarantor;
	●	Receipt of latest audited financials report relating to the Borrower and Guarantor satisfactory to the Bank;
	●	No Event of Default or potential Event of Default having occurred;
●
Legal opinion issued from a law firm of good repute located in the country of incorporation of the Borrower, confirming (i) the Borrower is authorised to open an account with the Bank (ii) the enforceability and validity of the General Conditions and any and all Finance Documents signed by the Borrower, and (iii) the corporate power and authority of the Borrower to execute and deliver the Finance Documents to which it is a party;

	●	Representations and warranties being true and correct as stated in the General Conditions;
	●	Execution of all Finance Documents;
	●	Execution and delivery of the First Demand Guarantee by the Guarantor
	●	Perfection of the Bank's security interest under any security/collateral documents in all appropriate jurisdictions;
	●	Legal Opinion issued from a law firm of good repute confirming the absence of conflict on securities between the various credit facilities of the Borrower and securities under the Finance Documents
	●	Credit Committee Approval
	●	Compliance Committee Approval

Financial Information
The Borrower shall provide the Bank with Audited Accounts of Aegean Marine Petroleum Network Inc., to be received within 90 days maximum of each financial year end, and Mid-Year Management Accounts to be received within 60 days of the end of each semester.

Expenses
All legal expenses (including any perfection or formality requirements) as well as any taxes or stamp duty of any kind (if any) incurred by the Bank in the preparation, negotiation and execution (whether effective or not) of the Facility or in connection with the consideration of any amendment, waiver or consent requested by the Borrower or with the enforcement or preservation of rights under the Facility, including the Bank's counsel's costs, shall be promptly paid by the Borrower on demand and shall be for the account of the Borrower.

Governing law and jurisdiction
Notwithstanding Clause XVI (Applicable Law — Competent Courts) of the General Conditions, this Agreement shall be governed by and construed in accordance with the laws of England. Notwithstanding Clause XVI (Applicable Law — Competent Courts) of the General Conditions, the English courts shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) and the each of the Obligors irrevocably submits, for the Bank's

CORPORATE & INVESTMENT BANKING - Energy and Commodities

sole benefit, to the jurisdiction of such courts. The Borrower hereby appoints Riches Consulting of Old Jarretts Farmhouse, Brantridge Lane, Balcombe, West Sussex, RH 17 6 JR, United Kingdom as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement and agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned.

This Agreement supersedes any and all prior facility letters and/or similar agreements and arrangements, whether written or oral, relating to the subject matter hereof and shall apply, as from the date hereof, to any outstanding Accommodations entered into between the Borrower and the Bank prior to the date hereof

Signed in two originals, the 19th day of November 2009.

/s/ Illegible	/s/ Spyros Gianniotis
BNP Paribas	Aegean Marine Petroleum SA

/s/ Christophe Salmon	/s/ Gregoris Robolaksi